April 23, 2013
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	AIM Growth Series (Invesco Growth Series) File Nos: 811-02699 and 002-57526
Dear Mr. Di Stefano:
          Below are responses to your comments, which we discussed on April 10, 2013, regarding Post-Effective Amendment No. 101 (the “Amendment”) to the AIM Growth Series’ (Invesco Growth Series’) (the “Registrant’s”) registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2013, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective April 29, 2013. The purpose of the Amendment is to make changes to the underlying funds and other disclosure changes with respect to Invesco Balanced-Risk Retirement Now Fund, Invesco Balanced-Risk Retirement 2020 Fund, Invesco Balanced-Risk Retirement 2030 Fund, Invesco Balanced-Risk Retirement 2040 Fund, and Invesco Balanced-Risk Retirement 2050 Fund (each a “Fund” and collectively, the “Funds”). Each of your comments is in bold and we have set forth the Registrant’s response immediately below each comment.
PROSPECTUS COMMENTS — THE FUNDS
1. Comment: In the section entitled, “Fees and Expenses of the Fund,” confirm that there is no recoupment policy in place for the Adviser to recoup expenses paid under the fee waiver and/or expense reimbursement.
          Response: There are no recoupment policies in place for the Adviser to recoup expenses paid under the fee waiver and/or expense reimbursement.
2. Comment: In the section entitled, “Fees and Expenses of the Fund,” disclose in the introduction to the Expense Example that one Year 1 expenses are covered under the waiver.

          Response: Comment complied with. The third sentence in the introduction to the Expense Example has been revised to read as follows:
“Example. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain equal to the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement in the first year and the Total Annual Fund Operating Expenses thereafter.”
3. Comment: Disclosure indicates that the underlying funds will achieve exposure to asset classes “primarily through derivatives.” Disclose with more specificity the percentage of the exposure that is expected to come from derivatives.
          Response: Comment complied with. The disclosure regarding the term “primarily” has been changed as follows:
“...exposure to three asset classes will be achieved primarily (generally over 65%) through investments in derivative instruments.”
4. Comment: Disclosure indicates “annualized volatility levels” for the underlying funds. How will volatility be calculated? To what does the percentage amount relate?
          Response: The underlying fund’s annualized volatility levels is calculated by determining the standard deviation of the underlying fund’s monthly returns over a complete economic and market cycle. A complete economic and market cycle would include both a recession and a meaningful slow down, as well as an expansion phase. The Registrant has included the following further disclosure to that effect:
“The Fund’s annualized volatility level is calculated by determining the standard deviation of the Fund’s monthly returns over a complete economic and market cycle. A complete economic and market cycle would include both a recession and a meaningful slow down, as well as an expansion phase”
The underlying fund’s annualized volatility level is not a comparative measurement and, therefore, does not relate to the underlying fund’s benchmark or any other volatility measurement.
5. Comment: What is the composition of the “universe of over fifty investments”? Disclose how the universe determined.
          Response: The composition of the “universe of over fifty investments” across the underlying fund’s principal asset classes is determined using a proprietary selection process. That selection process is described in the following three descriptors that follow in the same paragraph.
“The selection process (1) evaluates a particular investment’s theoretical case for long-term excess returns relative to cash; (2) screens the identified investments against minimum liquidity criteria; and (3) reviews the expected correlation among the investments, meaning the likelihood that the value of the investments will move in the same direction at the same time, and the expected risk of each investment to determine whether the selected investments are likely to improve the expected risk adjusted return of the Fund.”
6. Comment: Ensure that all types of derivatives used in the underlying funds’ principal strategies are disclosed. Please also explain to us how the underlying funds intend to comply with the requirements of Section 18 of the 1940 Act and Investment Company Act Release No. 10666.
          Response: The Registrant confirms that all types of derivatives used as part of the Funds’ principal investment strategies are disclosed in the prospectus. The underlying funds have implemented compliance procedures that are reasonably designed to comply with the requirements of Section 18 of the 1940 Act and to address the issues referenced in Investment Company Act Release No. 10666. Among other things, the underlying funds have adopted policies related to asset segregation that are reasonable and consistent with the principles underlying SEC and staff guidance with respect to Section 18 of the 1940 Act. For additional information regarding the underlying funds’ asset segregation policies, please see the response below to Comment #14.
7. Comment: Disclosure indicates that the underlying funds will invest in one or more Cayman Islands subsidiaries (the “Subsidiary”). Accordingly, we request that the underlying funds please:
a.	Disclose that the underlying funds comply with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.
     Response: The underlying funds and the Subsidiary meet the requirements of the 1940 Act (as amended) on a consolidated basis, involving section 8 concerning investment policies and section 18 concerning capital structure and leveraging;
b.	Disclose that the investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the underlying funds under section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.
     Response: For administrative and other reasons, the Subsidiary will have an advisory contract with Invesco Advisers, Inc., but will not comply with Section 15 of the 1940 Act. The Registrant notes that the assets of the wholly-owned Subsidiary are assets subject to the advisory agreement between Invesco Advisers, Inc. and the Registrant, on behalf of the Fund.
c.	Disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary.
     Response: The underlying funds and the Subsidiary meet the requirements of the 1940 Act on a consolidated basis involving Section 17 concerning affiliated transactions. The

Subsidiary’s custodian is the same as that of the underlying funds and is an eligible custodian under Section 17(f)(5).
d.	Disclose: (1) whether the underlying funds have received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiary is qualifying income, and (2) if the underlying funds have not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.
     Response: As disclosed under “tax risk” in the Funds’ prospectus, one of the underlying funds has received private letter rulings from the IRS confirming that income derived from its investments in the Subsidiary and a form of commodity-linked note constitutes qualifying income and one of the underlying funds has not received such private letter rulings. The Registrant respectfully declines to include disclosure concerning an opinion of counsel because it does not believe Form N-1A requires such disclosure.
e.	Disclose, as appropriate, whether any of the Subsidiary’s principal investment strategies or principal risks constitute principal investment strategies or risks of the underlying funds. The principal investment strategies and principal risk disclosures of the underlying funds should reflect aggregate operations of the underlying funds and the Subsidiary.
     Response: As indicated in the prospectus, the Subsidiary has the same investment objective and generally employs the same investment strategy as the underlying funds with respect to the commodity portion of the underlying funds’ portfolios, except that, as disclosed in the prospectus, the Subsidiary may invest without limitation in commodity-linked derivatives and other securities that provide leveraged and non-leveraged exposure to commodities.
f.	Confirm that the financial statements of the Subsidiary will be consolidated with those of the underlying funds.
     Response: The Subsidiary’s financial statements will be consolidated with the underlying funds’ applicable financial statements, consistent with applicable accounting principles.
g.	Confirm in correspondence that: (1) the Subsidiary’s expenses will be included in the underlying fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by the staff; and (4) the Subsidiary’s board of directors will sign the underlying fund’s registration statement.
     Response: (1) Consistent with other funds in the Invesco Fund complex, the Subsidiary’s expenses are included in “Other Expenses” in the underlying fund’s fee table; (2) the Registrant will include an undertaking in Part C of the underlying funds’ registration statement designating the Subsidiary’s custodian as agent for service of process in the U.S. and consenting to the inspection of its books and records by the Commission staff; (3) see previous response; (4) one or more members of the Subsidiary’s board will separately sign subsequent post-effective amendments to the underlying fund’s registration statement on Form N-1A as such amendments relate to the Funds.
8. Comment: Add disclosure distinguishing the differences between the Funds’ two underlying money market funds, Liquid Assets Portfolio and Premier Portfolio.
          Response: There are no material differences between the investment strategies of the two underlying money market funds, Liquid Assets Portfolio and Premier Portfolio so the Registrant has not added any additional disclosure. The reason that the Funds use two underlying money market funds is to provide portfolio diversification for the Funds’ large cash positions.
9. Comment: Describe in the summary section, in greater detail, the material risks associated with all types of derivatives in which the Funds will invest as part of their principal strategies.
          Response: Comment complied with. Additional detail regarding the material risks associated with the derivatives in which the Funds invest as part of their principal strategies, and currently located in Item 9, has been added to the summary section of the prospectus.
10. Comment: Under the “Average Annual Total Returns” table, add a cross-reference to the descriptions of the benchmark indices later in the prospectus.
          Response: Comment complied with. The following new sentence has been added to the introduction paragraph regarding performance information:
“For more information on the benchmarks used see the “Benchmark Descriptions” section in this prospectus.”
11. Comment: Apply all Form N-1A Item 2 Staff comments to Item 9 of the prospectus disclosure, where applicable.
          Response: Comment complied with.
12. Comment: Delete the following statement from “Leverage Risk” as this is not risk disclosure:
“An underlying fund mitigates leverage risk by segregating or earmarking liquid assets or otherwise covering transactions that may give rise to such risk. Leverage may cause an underlying fund to be more volatile because it may exaggerate the effect of any increase or decrease in the value of an underlying fund’s portfolio securities”
          Response: The Registrant believes that the sentences above provide context to and are an integral part of the “Leverage Risk” disclosure and as such, respectfully declines to make the requested change.
STATEMENT OF ADDITIONAL INFORMATION COMMENTS — THE FUNDS’

13. Comment: Under “Foreign Instruments—Foreign Exchange Transactions,” with respect to the final paragraph on OTC instruments, confirm supplementary that in calculating derivatives exposure, the Fund does not include OTC instruments that are not swaps.
          Response: The purpose of the referenced sentence is to describe how certain instruments are treated for purposes of calculating a Fund’s status as a commodity pool and the Adviser’s eligibility for an exemption from being considered a commodity pool operator, under applicable Commodity Futures Trading Commission (CFTC) rules. For clarification, the disclosure will be revised as follows:
“The CFTC and SEC have recently defined many OTC derivative instruments, including non-deliverable foreign exchange forwards and OTC foreign exchange options, as “swaps”. Therefore, these instruments are now included in calculating a Fund’s derivatives exposure for purposes of determining whether a Fund is a commodity pool and the Adviser’s eligibility for an exemption from being considered a commodity pool operator under applicable CFTC rules.”
14. Comment: Under “Derivatives,” with respect to the fourth paragraph on “cash-settled” instruments, confirm supplementary that the Fund sets aside notional value unless the instrument is a non-deliverable forward.
          Response: The Registrant believes that the Fund’s asset coverage policy with respect to swap and futures transactions that are contractually required to cash-settle is reasonable and consistent with the principles underlying SEC and staff guidance with respect to Section 18 of the 1940 Act. The Registrant notes that, to its knowledge, there has been no guidance published by the SEC or its staff prescribing a specific asset coverage approach for swaps and futures. The SEC recognized in its August 2011 concept release with respect to the use of derivatives by mutual funds that asset segregation practices for certain types of derivatives have not been addressed by the SEC or the SEC staff. The concept release notes that “[c]ertain swaps, for example, that settle in cash on a net basis, appear to be treated by many funds as requiring segregation of an amount of assets equal to the fund’s daily mark-to-market liability, if any.” See Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, SEC Release No. IC-29776 (Aug. 31, 2011). The Registrant believes that, in the absence of formal guidance in this area and in light of what appears to be common practice with respect to these types of instruments, it is reasonable to segregate the Fund’s daily mark-to market obligations, rather than the notional value, in connection with swap and futures transactions that are contractually required to cash-settle.
15. Comment: Under “Commonly used swap agreements,” clarify if both buying and selling CDS are considered “long only” transactions.
          Response: Buying and selling CDS both result in long positions and may be considered “long only” transactions. However, buying and selling CDS can create long and short exposure. For example, long exposure would be created when a Fund structures a CDS with the anticipation of a price increase of the underlying asset, and short exposure would be created when a Fund structures a CDS with the anticipation of a price decrease of the underlying asset.

          With respect to the foregoing comments, Registrant acknowledges the following:
          1. The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.
          2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.
          3. The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
          Please do not hesitate to contact me at (713) 214-7888 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,
/s/ Peter A. Davidson
Peter A. Davidson, Esq.
Assistant General Counsel